EXHIBIT 99.1

NewLead Holdings Ltd. Announces Appointment of

New Member of the Board of Directors, New Chief Financial Officer and New Corporate Secretary

NewLead Holdings Ltd Moves Forward with Transformation and Strengthens the Company’s Resources

HAMILTON, Bermuda, July 30, 2015 - NewLead Holdings Ltd. (OTC: NEWL) ("NewLead" or the "Company") announced today that Samuel Gulko has joined the Board of Directors, Lena Despotopoulou was appointed Chief Financial Officer and Eleftheria Savvidaki is the new Corporate Sectetary of the Company.

Samuel Gulko joined NewLead’s Board of Directors as a non-executive independent member. Mr. Gulko will also serve on NewLead’s Board Audit Committee to further enhance transparency in the corporate governance of the Company on behalf of the Company’s shareholders. Mr. Gulko comes with a wealth of experience within public markets. Mr. Gulko presently serves on the Board of Directors of another public listed company, as well as being Chairman of its Audit Committee and a member of its Compensation Committee. Previously, Mr. Gulko was a member of the Board of Directors of a different public listed company as well as Chief Financial Officer, Vice President of Finance and Treasurer. Mr. Gulko brings to NewLead more than 50 years of accounting and finance experience which includes over 20 years as an Audit Partner with EY, a leading international accounting firm.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead, stated “I am pleased to welcome Sam on board NewLead. I am confident Sam will contribute to the growth and of the Company through his extensive knowledge of the financial and capital markets as well as of accounting and audit principles. The existing members of the Board of Directors of NewLead and myself will continue to enhance the Company’s corporate governance principles for the benefit of our shareholders”.

Furthermore, Lena Despotopoulou, previously Head of the Internal Audit Department of NewLead, was appointed to the position of the Chief Financial Officer of the Company. Mrs. Despotopoulou joined the Company in 2010 as Head of the Internal Audit Department after six years of experience in the internal audit and advisory services of PwC in Greece. Mrs. Despotopoulou has a twelve-year experience in finance and function effectiveness, internal audit and Sarbanes-Oxley Act compliance for shipping companies.

Mr. Zolotas, stated “Lena has proven her valuable contribution to the Company and I am confident that she will continue to do so from her new position. Lena has a very good knowledge of audit and accounting principles and together with the rest of NewLead’s employees in the Accounting and Finance Department will support NewLead’s future growth plans”.

In addition, Eleftheria Savvidaki, Legal Counsel of NewLead since February 2015, is the new Corporate Secretary of the Company. Mrs. Savvidaki has over thirteen years of experience in shipping law, particularly in corporate legal matters, corporate governance compliance for publicly traded companies, insurance and claims handling having held various positions as Company Sectetary, claims handing and insurance manager. Mrs. Savvidaki has served as the Company Secretary of another publicly trading company in the past. Mrs. Savvidaki has been Legal Manager of a consulting firm in shipping, energy and trading industry segments and Claims and Insurance Manager of a different established international shipping company.

Mr. Zolotas, stated “Eleftheria has been acting as an external Legal Consultant to NewLead prior to joining NewLead and has always acted as an employee of the Company. Eleftheria has an extensive understanding of all legal aspects of shipping as well as of publicly traded companies. I welcome Eleftheria to NewLead and look forward to her valuable contribution in the development of the Company and the safeguard of the Company from a legal point of view”.

Mr. Zolotas, added “I believe in the people of NewLead and their effort to grow the Company further. The Company is strengthened and at the same time gives the opportunity to its employees to enhance their role in the very demanding shipping industry. It is NewLead’s commitment to continue exploring possibilities to further enhance the Company’s management team”.

Fleet Update

The following table details NewLead's fleet as of July 29, 2015:

Vessel Name	Size (dwts)	Vessel Type	Year Built	Charter Expiration Date
Dry Bulk Carriers
Newlead Castellano	35,542	Eco-type Handysize	2013	Q4 2015
Newlead Albion	32,318	Eco-type Handysize	2012	Q3 2015
Newlead Venetico	32,394	Eco-type Handysize	2012	Spot
Newlead Victoria	75,966	Panamax	2002	min Q2 - max Q3 2018
Newlead Markela	71,733	Panamax	1990	Q2 2016
Tanker Vessels
Newlead Granadino	5,887	Asphalt/Bitumen Oil Tanker	2009	min Q1 2016 - max Q3 2017
Katerina L	3,357	Asphalt/Bitumen Oil Tanker	2009	Q4 2015
Nepheli	3,416	Asphalt/Bitumen Oil Tanker	2009	Q3 2016
Ioli	3,396	Asphalt/Bitumen Oil Tanker	2009	min Q1 2016 - min Q1 2020
Sofia	2,888	Asphalt/Bitumen Oil Tanker	2008	Spot
Gema[1]	19,831	Oil Tanker	2001	Spot

1.	Third party vessel under management

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of ten vessels, including five dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWL" on the Over-the-Counter market. To learn more about NewLead Holdings Ltd., please visit NewLead’s renewed website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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